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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VINA TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92719D100

(Cusip Number)

Donald W. Morgan
Larscom Incorporated
1845 McCandless Drive
Milpitas, CA 95035
(408) 941-4000

copies to:
Jamie Chung, Esq.
Cooley Godward LLP
One Maritime Plaza, 20th Floor
San Francisco, CA 94111
(415) 693-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92719D100			Page 2 of 5

1.	Name of Reporting Person: Larscom Incorporated		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): CO

2

ITEM 1.	SECURITY AND ISSUER

ITEM 2.	IDENTITY AND BACKGROUND

     Item 2 is hereby amended and supplemented by the replacement of the Schedule I referenced therein by the Schedule I attached hereto.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.0001 per share (the “Shares”) of VINA Technologies, Inc., a Delaware corporation (the “Issuer”), and is filed by Larscom Incorporated, a Delaware corporation (“Larscom”) to amend the Schedule 13D filed with the Securities and Exchange Commission on March 27, 2003 (the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

     Item 3 is hereby amended and supplemented with the following information:

     “At the Effective Time of the Merger, the Voting Agreement expired in accordance with its terms.”

ITEM 4.	PURPOSE OF TRANSACTION

     Item 4(a)-(b) is hereby amended and supplemented with the following information:

     “On June 3, 2003, at the special meeting of the stockholders of the Issuer a majority of the stockholders voted to adopt the Merger Agreement. The Merger was consummated on June 5, 2003. As a result of the Merger: (a) the Transitory Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and the Transitory Sub ceasing its corporate existence; (b) each of the 1,000 issued and outstanding shares the Transitory Sub were converted into one share of common stock of the surviving corporation; and (c) each Share (other than shares held by Issuer as treasury stock or by Larscom or any of its subsidiaries, and other than Shares held by any stockholder who properly exercised appraisal rights under applicable Delaware or California law,) was converted into the right to receive 0.03799 of a validly issued, fully paid and nonassessable share of Larscom Common Stock, par value $0.01, as defined in accordance with the Merger Agreement (after giving effect to the reclassification of all shares of Class A Common Stock and Class B Common Stock into a single class of Common Stock of Larscom and to the 1-for-7 reverse stock split of the Common Stock). As a result of the Merger, Larscom owns 100.0% of the issued and outstanding Shares.”

     Item 4(d) is hereby amended and restated in full as follows:

     “On consummation of the Merger, the board of directors of the Transitory Sub immediately prior to the effective time of the Merger became the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. On consummation of the Merger, the officers of the Transitory Sub immediately prior to the effective time of the Merger became the initial officers of the Surviving Corporation, until their respective successors are duly appointed.

     Item 4(e) is hereby amended and restated in full as follows:

     “Not applicable”

3.

     Item 4(h)-(i) is hereby amended and restated in full as follows:

     “The VINA Common Stock was delisted from the Nasdaq SmallCap Market on June 5, 2003, and was deregistered under the Securites Exchange Act of 1934, as amended, on June 6, 2003.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) is amended and restated in its entirety as follows:

     “Larscom beneficially owns 1,000 Shares or 100.0% of the issued and outstanding Shares.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION

2.3	Press release issued by Larscom, dated June 6, 2003, announcing consummation of the Merger.

[signature page attached]

4.

ITEM 8.	SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2003

(Date)

LARSCOM INCORPORATED

/s/ Donald W. Morgan

(Signature)

Donald W. Morgan Vice President and Chief Financial Officer

(Name/Title)

5.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

2.3	Press release issued by Larscom, dated June 6, 2003, announcing consummation of the Merger.

6.

EXHIBIT 2.3

LARSCOM AND VINA TECHNOLOGIES ANNOUNCE MERGER COMPLETION

Larscom Effects a 1-For-7 Reverse Stock Split

     MILPITAS, Calif., June 6, 2003 — Larscom Incorporated (NASDAQ: LARS), announced today the completion of the merger between Larscom and VINA Technologies (NASDAQ: VINA) following stockholder votes at both company meetings. The merger closed on June 5, 2003. The combined company offers one of the industry’s broadest portfolios of Wide Area Network (WAN) access systems for international and domestic carriers serving the small, medium, large and government enterprise markets by providing reliable products that lower the cost to deliver today’s voice and data services.

     “This merger creates a worldwide leader for providing innovative WAN access systems for the delivery of high-speed data, and integrated voice and data services,” said Daniel L. Scharre, president and CEO of Larscom. “This greatly extends our product portfolio and distribution channels, providing higher value for customers, stockholders, and the marketplace. In addition, we expect to be able to leverage economies-of-scale to reach profitability within the next 12 months.”

     Scharre added, “We recently introduced a new product line, the Orion 7400 family, which will enable carriers to economically deploy Ethernet services everywhere to businesses of all sizes. Going forward, product innovation will continue to be a primary focus area for the company.”

     The merged company will retain the “Larscom” name and its NASDAQ symbol and will relocate from Milpitas, CA to VINA Technologies’ headquarters in Newark, CA at some time in the future. The combined company has integrated management members from both VINA and Larscom as follows:

•	Daniel L. Scharre, President and CEO

•	Donald W. Morgan, CFO

•	Gurdip Jande, Vice President of Marketing

•	C. Reid Thomas, Vice President of Sales

•	Adam Opoczynski, Vice President of Engineering

7.

•	Darrell Furlong, Chief Technical Officer

•	Michael Will, Vice President of Worldwide Customer Service and Operations.

     The following members of VINA’s board of directors have joined the board of directors of the combined company:

•	Jeffrey M. Drazan, General Partner of Sierra Ventures,

•	John F. Malone, President and CEO of The Eastern Management Group,

•	Philip J. Quigley, retired Chairman, President and CEO of Pacific Telesis Group, and

•	W. Michael West, former Chairman and CEO of VINA.

     VINA stockholders will receive 0.2659 shares (or .03799 shares after giving effect to the reverse stock split described below) of Larscom Common Stock (as reclassified as described below) for each share of VINA Common Stock outstanding. In addition, Larscom assumed all outstanding options and warrants to purchase VINA Common Stock. Based on the number of shares of VINA Common Stock outstanding and subject to outstanding options and warrants as of the close of the merger, Larscom will issue (or reserve for issuance on the exercise of VINA options and warrants) an aggregate of approximately 19,730,000 shares (or 2,820,000 shares after giving effect to the reverse stock split described below) of Larscom Common Stock. VINA Common Stock ceased trading on the Nasdaq SmallCap Market at the close of market on June 5, 2003. The merger is intended to qualify as a tax-free reorganization and will be accounted for as a purchase.

Common Stock Reclassification and Reverse Stock Split

     In connection with the merger, effective as of 11:00 p.m. EDT on Thursday, June 5, 2003, all outstanding shares of Larscom Class A Common Stock and Class B Common Stock were automatically reclassified and converted into shares of Larscom Common Stock. The rights, powers and limitations of the newly reclassified Larscom Common Stock did not change, except that the newly reclassified Larscom Common Stock has one vote per share and previously, each share of Larscom Class B Common Stock was entitled to four votes per share.

     In addition, following stockholder approval, the Larscom board of directors approved a 1-for-7 reverse stock split of its Class A Common Stock and Class B Common Stock. The reverse stock split was effective concurrently with the reclassification as of 11:00 p.m. EDT on Thursday, June 5, 2003, and therefore each seven outstanding shares of Larscom Class A

8.

Common Stock and Class B Common Stock were automatically reclassified and converted into one share of the reclassified Larscom Common Stock. Larscom’s Common Stock will begin trading on a post-split basis at the opening of trading on the Nasdaq SmallCap Market on June 6, 2003. From June 6, 2003 to July 3, 2003, Larscom’s Common Stock will trade under the symbol “LARSD”.

About Larscom

Larscom (NASDAQ: LARS) was founded more than three decades ago on a single vision: to enable high-speed access by providing the most cost-effective, highly reliable (carrier-class), and easiest-to-use network access equipment in the industry. In June 2003, Larscom merged with VINA Technologies to create a worldwide leader in enterprise WAN access for the delivery of high-speed data, and integrated voice and data services with the deployment of more than 350,000 systems worldwide. Larscom’s customers include major carriers, Internet service providers, Fortune 500 companies, small and medium enterprises, and government agencies worldwide. Larscom’s headquarters are in the Silicon Valley, California. Additional information can be found at www.larscom.com.

Safe Harbor Statement

Except for the historical information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of Larscom, including its annual report on Form 10-K for the year ended December 31, 2002, quarterly report on Form 10-Q for the quarter ended March 31, 2003 and Registration Statement on Form S-4. These forward-looking statements speak only as of the date hereof. VINA and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.

© 2003. Larscom is a trademark of Larscom Incorporated. VINA is a trademark of VINA Technologies.

9.

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF LARSCOM INCORPORATED

Title, Present Principal Occupation
Name, Employer and Address	or Employment	Citizenship

Lawrence D. Milligan Axel Johnson Inc 300 Atlantic Street Stamford, Connecticut 06901-3530	Chairman of the Executive Committee of the Board of Directors	U.S.

Allen R. Adams VoiceRamp Technologies, Inc. 2140 Lake Park Blvd., Suite 500 Richardson, TX 75080	Chairman and Chief Executive Officer	U.S.

Desmond P. Wilson III Axel Johnson Inc 300 Atlantic Street Stamford, Connecticut 06901-3530	President and Chief Executive Officer	U.S.

Donald G. Heitt 7717 E. Conquistadores Drive Scottsdale, AZ 85255	Retired	U.S.

Daniel L. Scharre Larscom Incorporated 1845 McCandless Drive Milpitas, CA 95035	President and Chief Executive Officer	U.S.

Donald W. Morgan Larscom Incorporated 1845 McCandless Drive Milpitas, CA 95035	Vice President and Chief Financial Officer	U.S.

Gurdip Jande Larscom Incorporated 1845 McCandless Drive Milpitas, CA 95035	Vice President of Marketing	U.S.

C. Reid Thomas Larscom Incorporated 1845 McCandless Drive Milpitas, CA 95035	Vice President of Worldwide Sales	U.S.

Adam Opoczynsky Larscom Incorporated 1845 McCandless Drive Milpitas, CA 95035	Vice President of Research and Development	U.S.

Jeffrey M. Drazan Sierra Ventures 2884 Sand Hill Road, Ste. 100 Menlo Park, CA 94025	General Partner	U.S.

John F. Malone The Eastern management Group One Crossroads Drive Bedminster, NJ 07921	President and Chief Executive Officer	U.S.

10.

Title, Present Principal Occupation
Name, Employer and Address	or Employment	Citizenship

Philip J. Quigley Larscom Incorporated 1845 McCandless Drive Milpitas, CA 95035	Retired	U.S.

W. Michael West Larscom Incorporated 1845 McCandless Drive Milpitas, CA 95035	Member of the Board of Directors	U.S.

11.